U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D. C.  20549


                           FORM 12b-25

                   NOTIFICATION OF LATE FILING


[ ] Form 10-K   [ ] Form 20F   [ ] Form 11-K   [X] Form 10-Q
[ ] Form N-SAR

For the Period Ended July 31, 2003.

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

For the Transition Period Ended ________________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                 PART I - REGISTRANT INFORMATION

Full Name of Registrant: ALPINE AIR EXPRESS, INC.

Address of Principal          1177 Alpine Air Way
Executive Office:             Provo, Utah  84601

                PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed. (Check box if appropriate)

     [X]  (a)  The reasons described in reasonable detail in Part
III of this form could not be eliminated without reasonable effort or expense;

     [ ]  (b)    (i) The subject annual report, semi-annual
report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

     [X]         (ii) The subject quarterly report or transition
report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                       PART III - NARRATIVE
          During the quarterly period ended July 31, 2003, the Company experienced delays in getting financial information from its majority-owned subsidiary, Alpine Air Chile, S.A. ("Alpine Air Chile"), in a timely manner. In May, 2003, the Company implemented a policy designed to ensure that Alpine Air Chile is timely in reporting this information to the Company.

          On July 31, 2003, the Company's wholly-owned subsidiary, Alpine Aviation, Inc. ("Alpine Aviation"), entered into an Agreement for Sale and Purchase of certain aircraft between Alpine Aviation as buyer and Mallette Family, L.L.C., as seller. This transaction was timely disclosed in a Current Report on Form 8-K, which was filed with the Securities and Exchange Commission. However, accounting for the transaction has increased the complexity of the Company's financial statements for the quarterly period ended July 31, 2003, and has caused delays in the preparation and review of the financial statements.

          We engaged new independent auditors on August 7, 2003, and this has also delayed the review of our quarterly financial statements. However, we believe that the subject Quarterly Report will be available for filing on or before September 19, 2003.

                   PART IV - OTHER INFORMATION

          (1) Name and address of person to contact in regard to this notification:

               Branden T. Burningham, Esq.
               455 East 500 South, Suite 205
               Salt Lake City, Utah  84111
               Telephone:  (801) 363-7411

          (2)  Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             [X] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [X] Yes  [ ] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Management expects that total operating revenue decreased by approximately $1.4 million during the quarterly period ended July 31, 2003; of this amount, approximately half resulted from the temporary loss of our air cargo contract with the U.S. Postal Service, with the other half resulting from a reduction in the amount of public service work performed during the quarter.

          ALPINE AIR EXPRESS, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: 9-16-03                           By /s/ Max A. Hansen
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                                          Max A. Hansen
                                          Secretary/Treasurer